EXHIBIT 11

Statement re computation of earnings per share

Basic per share data is calculated based on the weighted-average number of common shares outstanding during the reported periods. Diluted per share data includes any dilution from potential common stock outstanding, such as the exercise of stock options or issuance of performance shares.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Numerator:
Net income (loss) applicable to common shareholders	$(13,079,000)	$(5,279,000)	$(112,224,000)	$(640,000)

Denominator:
Denominator for basic earnings per share - weighted-average shares	11,912,564	11,908,914	11,913,306	11,906,488
Dilutive potential common shares - employee stock options and performance shares	—	26,042	667	23,335

Denominator for diluted earnings per share - adjusted weighted-average shares	11,912,564	11,934,956	11,913,973	11,929,823

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